Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF OCLARO, INC.

Oclaro, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: The name of the Corporation is Oclaro, Inc.

SECOND: The date on which the Corporation’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 29, 2004.

THIRD: The Board of Directors of the Corporation, acting in accordance with provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

The first paragraph of Article Fourth is hereby deleted in its entirety and replaced as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 176,000,000 shares, consisting of: (i) 175,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”); and (ii) 1,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”

FOURTH: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Oclaro, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer and Chairman of the Board and attested by its Corporate Secretary this 23rd day of July, 2012.

OCLARO, INC.

By:	/s/ Alain Couder
Alain Couder
Chief Executive Officer and Chairman of the Board

ATTEST:

/s/ Kate Rundle
Kate Rundle
Corporate Secretary